Mail Stop 6010

March 7, 2007

Mr. Mahedi A. Jiwani
Chief Financial Officer
2718 Summer Street NE
Minneapolis, MN 55413

      Re: **Uroplasty, Inc.**
             Form 10-KSB for the Year Ended March 31, 2006
             File No. 001-32632

Dear Mr. Jiwani:

      We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant